  EXHIBIT 99.1

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2018 and 2017 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR sections of the Securities and Exchange Commission (“SEC”) website.

We have prepared the audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company’s functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of February 14, 2019 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings and adjusted basic earnings per share; earnings from mine operations; and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, each dated March 28, 2018, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

FOURTH QUARTER 2018 SUMMARY

Operational summary

●
Gold production totaled 96,342 ounces compared to 70,281 ounces in the comparable period in 2017.

●
Mill feed grade averaged 11.5 grams per tonne gold compared to 8.2 grams per tonne gold in the comparable period in 2017.

●
Gold recoveries averaged 97.0% compared to 95.8% in the comparable period in 2017.

●
Process plant throughput averaged 2,903 tonnes per day for a total of 267,048 tonnes of ore compared to 2,951 tonnes per day for a total of 271,501 tonnes of ore in the comparable period in 2017.

●
Received amended permits to increase production 40% to an annual rate of 1.387 million tonnes (daily average of 3,800 tonnes).

Financial summary

●
The Company generated revenue of $108,596 compared to revenue of $107,058 in the comparable period in 2017. Revenue includes a gain on trade receivables at fair value related to provisional pricing adjustments of $285 (2017 – $594).

●
The sale of 89,011 ounces of gold contributed $107,161 of revenue at an average realized price(1) of $1,204 per ounce. In the comparable period in 2017, the sale of 86,514 ounces of gold contributed $104,794 at an average realized price(1) of $1,211 per ounce.

●
Total cost of sales was $72,479 or $814 per ounce of gold sold(1). In the fourth quarter of 2017, total cost of sales was $80,168 or $927 per ounce of gold sold(1). Total cost of sales includes production costs, depreciation and depletion, royalties and selling costs.

●
Total cash cost(1) was $610 per ounce of gold sold resulting in an average realized cash margin(1) of $594 per ounce of gold sold. In the comparable period in 2017, total cash cost(1) was $700 per ounce of gold sold resulting in an average realized cash margin(1) of $511 per ounce of gold sold.

●
AISC(1) was $784 per ounce of gold sold compared to $893 per ounce of gold sold in the comparable period in 2017.

●
Earnings from mine operations(1) of $36,117 for the three months ended December 31, 2018 compared to $26,890 in the comparable period in 2017.

●
Net earnings were $2,847 for the three months ended December 31, 2018 compared to a net loss of $2,720 in the comparable period in 2017. Adjusted earnings(1) were $20,177 for the three months ended December 31, 2018 compared to $12,742 in the comparable period in 2017.

●
Cash generated by operations was $42,886 for the three months ended December 31, 2018 compared to $33,408 in the comparable period in 2017.

●
On December 18, 2018, the Company closed a $480,000 debt facility with a syndicate of financial institutions arranged by the Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC to refinance the existing construction Credit Facility (defined below).

  1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

●
On December 18, 2018, the Company repurchased 100% of the callable 8% gold and silver Stream Obligation (defined below) for $237,000.

●
The Company reduced total debt by $179,724 with the repurchase of the Stream Obligation and refinancing of the construction Credit Facility and substantially reduced its average financing cost.

H2 2018 guidance

●
The Company produced 188,983 ounces of gold in the second half of 2018, achieving 95% of guidance of 200,000 gold ounces.

●
The Company achieved its financial guidance of $710 to $770 per ounce of gold sold for the second half of 2018 with AISC(2) of $745 per ounce of gold sold.

FULL-YEAR 2018 SUMMARY

Operational summary(1)

●
Production totaled 376,012 ounces of gold and 422,562 ounces of silver. The comparable period for the year ended December 31, 2017 included production for only the six months ended December 31, 2017 as the Company achieved commercial production in the third quarter 2017 on July 1, 2017.

●
Mill feed grade averaged 11.9 grams per tonne gold and gold recoveries averaged 97.3% for the year ended December 31, 2018.

●
Process plant throughput averaged 2,755 tonnes per day for a total of 1,005,603 tonnes of ore for the year ended December 31, 2018.

Financial summary(1)

●
The Company generated revenue of $454,556. Revenue includes a loss on trade receivables at fair value related to provisional pricing adjustments of $3,059. The sale of 367,428 ounces of gold contributed $452,253 of revenue at an average realized price(2) of $1,231 per ounce.

●
Total cost of sales, which includes production costs, depreciation and depletion, royalties and selling costs was $303,927 or $827 per ounce of gold sold(2). Total cash cost(2) was $623 per ounce of gold sold resulting in an average realized cash margin(2) of $608 per ounce of gold sold. AISC(2) was $764 per ounce of gold sold.

●
As at December 31, 2018, there were 12,055 ounces of gold doré and 4,971 ounces of gold in concentrate in finished goods inventory recorded at cost of $749 per ounce which includes depreciation and depletion.

●
Earnings from mine operations(2) of $150,629 for the year ended December 31, 2018.

●
Net earnings were $36,620 for the year ended December 31, 2018 compared to a net loss of $16,453 in the comparable period in 2017. Adjusted earnings(2) were $99,349 for the year ended December 31, 2018 compared to $17,426 in the comparable period in 2017.

●
Cash generated by operations was $197,244 for the year ended December 31, 2018 compared to $73,321 in the comparable period in 2017.

1 Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017, unless otherwise noted.
2 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

In thousands of USD, except where noted		For the three months ended		For the year ended
		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Operating data(1)
Ore mined	t	283,136	280,671	1,055,208	552,205
Mining rate	tpd	3,078	3,051	2,891	3,001

Ore milled	t	267,048	271,501	1,005,603	532,763
Head grade	g/t Au	11.5	8.2	11.9	9.4
Recovery	%	97.0	95.8	97.3	96.2
Mill throughput	tpd	2,903	2,951	2,755	2,895

Gold ounces produced	oz.	96,342	70,281	376,012	152,484
Silver ounces produced	oz.	113,886	96,004	422,562	179,237
		-
Gold ounces sold	oz.	89,011	86,514	367,428	141,927
Silver ounces sold	oz.	82,380	107,900	372,090	127,746

Financial data
Revenue(1)		$108,596	107,058	454,556	177,933
Earnings from mine operations(1,2)		$36,117	26,890	150,629	52,853
Net earnings (loss) for the period		$2,847	(2,720)	36,620	(16,453)
Per share - basic	$/share	0.01	(0.01)	0.20	(0.09)
Per share - diluted	$/share	0.01	(0.01)	0.20	(0.09)

Adjusted earnings(2)		$20,177	12,742	99,349	17,426
Per share - basic(2)	$/share	0.11	0.07	0.54	0.10

Total cash and cash equivalents		$45,407	56,285	45,407	56,285
Cash generated by operating activities		$42,886	33,408	197,244	73,321

Total assets		$1,613,418	1,671,537	1,613,418	1,671,537
Long-term debt(3)		$456,254	293,029	456,254	293,029

Total cash costs(1,2)	$/oz	610	700	623	683
All-in sustaining costs(1,2)	$/oz	784	893	764	852

Average realized price(1,2)	$/oz	1,204	1,211	1,231	1,239
Average realized cash margin(1,2)	$/oz	594	511	608	556

(1)
Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.
(2)
Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(3)
Long-term debt does not include the current portions of the Company’s Loan Facility (defined below) and Offtake Obligation (defined below) in the amount of $85,961 as at December 31, 2018.

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

TABLE OF CONTENTS

FOURTH QUARTER 2018 SUMMARY	3
FULL-YEAR 2018 SUMMARY	4
KEY OPERATING AND FINANCIAL STATISTICS	5
BUSINESS OVERVIEW	7
OPERATING RESULTS	7
2018 GUIDANCE AND PRODUCTION RECONCILIATION	9
2019 OUTLOOK	10
2019 BRUCEJACK MINE DRILL PROGRAM	11
REGIONAL EXPLORATION	12
ADDITIONAL CLAIMS	12
FINANCIAL RESULTS	13
LIQUIDITY AND CAPITAL RESOURCES	20
SUMMARY OF ANNUAL FINANCIAL RESULTS	23
SUMMARY OF QUARTERLY FINANCIAL RESULTS	24
COMMITMENTS	25
CONTINGENCIES	26
OFF-BALANCE SHEET ARRANGEMENTS	28
RELATED PARTY TRANSACTIONS	28
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	29
CHANGES IN ACCOUNTING POLICIES	30
NEW ACCOUNTING POLICIES	32
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS	35
FINANCIAL INSTRUMENTS	35
EVENTS AFTER REPORTING DATE	38
NON-IFRS FINANCIAL PERFORMANCE MEASURES	38
OUTSTANDING SHARE DATA	43
INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	43
RISKS AND UNCERTAINTIES	44
STATEMENT REGARDING FORWARD-LOOKING INFORMATION	47

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is an intermediate, low-cost, high-grade gold underground mine that started commercial production in July 2017 and achieved steady state production in the second quarter of 2018. Amended permits were received in December 2018 to increase throughput 40% to an annual average of 1.387 million tonnes or 3,800 tonnes per day. Our current focus is the ramp-up of gold production to this rate.

Our exploration and evaluation assets are the Snowfield Project and Bowser Claims. The Snowfield Project mineral claims are in good standing until 2029, and we continue to conduct baseline environmental studies for potential future development of that project. Grassroots exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2029.

OPERATING RESULTS

Gold and silver production

During the three months ended December 31, 2018, the Brucejack Mine produced 96,342 ounces of gold and 113,886 ounces of silver. Gold production increased 37% compared to the comparable period in 2017 where the Company produced 70,281 ounces of gold. The increase in production was the result of an increase in head grade and recovery.

During the three months ended December 31, 2018, the Company sold 89,011 ounces of gold and 82,380 ounces of silver compared to 86,514 ounces of gold and 107,900 ounces of silver in the comparable period in 2017. The increase in gold ounces sold was the result of increased gold production offset by timing of concentrate sales in 2017.

During the year ended December 31, 2018, the Brucejack Mine produced 376,012 ounces of gold and 422,562 ounces of silver. During the same period, the Company sold 367,428 ounces of gold and 372,090 ounces of silver. The comparable data for the year ended December 31, 2017 included production and sales for only the six months ended December 31, 2017 as the mine commenced commercial production as of July 1, 2017.

As at December 31, 2018, there were 12,055 ounces of gold doré and 4,971 ounces of gold in concentrate in finished goods inventory recorded at cost of $749 per ounce which includes depreciation and depletion.

Processing

During the three months ended December 31, 2018, a total of 267,048 tonnes of ore, equivalent to a throughput rate of 2,903 tonnes per day, were processed. This was a decrease from the comparable period in 2017, in which a total of 271,501 tonnes of ore, equivalent to a throughput rate of 2,951 tonnes per day, were processed. The tonnes of ore processed decreased in the period due to permitting restrictions.

During the year ended December 31, 2018, a total of 1,005,603 tonnes of ore, equivalent to a throughput rate of 2,755 tonnes per day, were processed. The comparable data for the year ended December 31, 2017 included production for only the six months ended December 31, 2017 as the mine commenced commercial production as of July 1, 2017.

The mill feed grade averaged 11.5 grams per tonne gold for the quarter compared to 8.2 grams per tonne gold in the comparable period in 2017. The increase in mill feed grade was the result of the improved stope availability and an operational grade control system.

For the year ended December 31, 2018, the mill feed grade averaged 11.9 grams per tonne gold. Gold production reflects the integration of the operational grade control program which comprises drilling, sampling and local modelling. The grade control model continues to be refined as additional operational data becomes available.

Gold recovery for the quarter increased from 95.8% in 2017 to 97.0% in 2018, as a result of mill optimization. Gold recovery was 97.3% for the year ended December 31, 2018.

On December 20, 2017, the Company submitted an application to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate from 2,700 tonnes per day to 3,800 tonnes per day.

On December 14, 2018, the Company received the amended permits to increase the Brucejack Mine production rate to 3,800 tonnes per day. The amended permits provide for a 40% production increase to an annual rate of 1.387 million tonnes from 0.99 million tonnes (daily average of 3,800 tonnes from 2,700 tonnes).

Minor mill upgrades to support the production rate increase will be completed during regularly scheduled mill shutdowns in 2019 with a corresponding ramp-up to 3,800 tonnes per day production rate by year end. These upgrades are estimated to cost less than $15,000.

Mining

During the three months ended December 31, 2018, 283,136 tonnes of ore were mined, equivalent to a mining rate of 3,078 tonnes per day compared to 280,671 tonnes of ore, equivalent to a mining rate of 3,051 tonnes per day in the comparable period in 2017.

During the year ended December 31, 2018, 1,055,208 tonnes of ore were mined, equivalent to a mining rate of 2,891 tonnes per day. The comparable data for the year ended December 31, 2017 including production for only the six months ended December 31, 2017 as the mine commenced commercial production as of July 1, 2017.

Mine development advanced at a rate of approximately 820 meters per month during the fourth quarter. Mine development will increase to approximately 1,000 meters per month to support the ramp-up to a 3,800 tonnes per day production rate by year end. An updated mine plan is being finalized to support the ramp up and increase production to 3,800 tonnes per day by year end.

Sustaining capital expenditures

During the three months ended December 31, 2018, the Company incurred $3,720 on sustaining capital compared to $4,533 in the comparable period in 2017. Significant sustaining capital expenditures during the period included capitalized development costs, portal rehabilitation and the purchase of drills. In the comparable period in 2017, sustaining capital expenditures were focused on the paste booster station, the grade control sampling station and capitalized development costs.

During the year ended December 31, 2018, the Company incurred $16,533 on sustaining capital. Sustaining capital expenditures included capitalized underground development costs, the purchase of a Smithers warehouse and the installation of ground water wells.

Vertical development costs, such as the costs to build new ventilation raises and access ramps that enable the Company to physically access ore underground on multiple mining levels, are capitalized. All level development is expensed.

2018 GUIDANCE AND PRODUCTION RECONCILIATION

H2 2018 financial guidance

AISC(1) for the second half of 2018 was $745 per ounce of gold sold which was well within our financial guidance range of $710 to $770 per ounce of gold sold.

H2 2018 production guidance

During the fourth quarter, 96,342 ounces of gold was produced for a total of 188,983 ounces of gold production for the second half of 2018, achieving 95% of the second half production guidance of 200,000 to 220,000 ounces. During the first half of 2018, the mine produced over 187,000 ounces of gold achieving gold production guidance of 150,000 to 200,000 ounces.

Stream repurchase and debt refinancing

We repurchased 100% of the precious metals stream and refinanced the existing construction Credit Facility during the fourth quarter without issuing equity.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

2018 Reconciliation

Reconciliation to the Valley of the Kings global resource model for the period January 1, 2018 to December 31, 2018 was approximately 90%. The modeled ounces for the areas mined during 2018 were predicted to be 424,760 ounces (delivered to the mill) at 13.23 grams per tonne and 998,854 tonnes; while the actual ounces for the areas mined were determined to be 384,889 ounces (delivered to the mill) at 11.90 grams per tonne and 1,005,603 tonnes. The reconciliation to the resource model for the period April 1, 2018 to December 31, 2018 improved to approximately 92% when the grade control program became fully operational. The modeled gold ounces for the areas mined for this nine month period were predicted to be 331,672 ounces (delivered to the mill) at 13.08 grams per tonne and 788,480 tonnes; while the actual gold ounces for the areas mined were determined to be 308,073 ounces (delivered to the mill) at 12.88 grams per tonne and 744,160 tonnes. Reconciliation improved in 2018 compared to the period August 1, 2017 to December 31, 2017 when reconciliation to the resource model was approximately 75% to 80%. In 2018, ore was mined from 47 stopes over eight levels from the 1200-meter to the 1410-meter level across a distance ranging 290 meters east to west and 155 meters north to south.

2019 OUTLOOK

2019 production and financial guidance

Gold production at Brucejack for 2019 is expected in the range of 390,000 ounces to 420,000 ounces with gold production guidance accounting for the planned production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of 2019. Production is expected to average 3,500 tonnes per day in 2019, with production starting the year off at roughly 3,000 tonnes per day and ramping up to 3,800 tonnes per day by year end. Gold grade is expected to average approximately 10.4 grams per tonne over the course of 2019. The lower grade in 2019 reflects the sequencing of stopes in the mine plan to achieve the development ramp up to the 3,800 tonnes per day production rate, working within geotechnical and ventilation constraints. The average gold grade is representative of the areas to be mined in 2019 and is not representative of the estimated life of mine grade, which will be provided in the second quarter (refer to the “Updated mineral resource and mineral reserve estimate” section below). Guidance for 2019 is subject to change contingent on the success of production ramp-up, with grade and tonnes increasing through the second half of the year.

AISC(1) for the 2019 fiscal year is expected to range from $775 per ounce gold sold to $875 per ounce gold sold. AISC(1) includes $15,000 for one-time sustaining capital expenditures such as access road and camp upgrades, an underground maintenance shop and a back-up underground paste booster pump. AISC(1) also includes approximately $23,000 for growth-oriented expenses such as resource expansion drilling and an additional 300 meters per month of underground development associated with the production ramp-up from 2,700 to 3,800 tonnes per day (an increase from 700 meters per month to 1,000 meters per month).

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Debt and debt reduction

On December 18, 2018, the Company completed a $480,000 Loan Facility with a syndicate of financial institutions to refinance the existing construction Credit Facility. The Loan Facility is comprised of a $250,000 Term Facility (defined below) and a $230,000 Revolving Facility (defined below) which reduces to $200,000 in June 2019.

In December 2018, we reduced our total debt by $179,724 and substantially reduced our cost of debt.

The Company is targeting debt reduction of approximately $140,000 from operating cash flow during 2019, based on a gold price of $1,250 per ounce and a USD:CAD exchange rate of $0.78.

Under the Loan Facility, up to $40,000 is available annually, commencing in 2020, to repurchase shares or pay dividends, subject to compliance with certain financial covenants.

Updated Mineral Resource and Mineral Reserve estimates

Updated Mineral Resource and Mineral Reserve estimates for the Valley of the Kings and an updated life of mine plan for the Brucejack Mine will be provided early in the second quarter of 2019.

A webcast technical session with management is planned to coincide with the release of these updates and will also provide an overview of grade reconciliation, updated geological interpretation and mining initiatives among other things.

2019 BRUCEJACK MINE DRILL PROGRAM

Valley of the Kings Resource Expansion Drilling

The 2019 underground exploration drill program will be primarily focused on expanding the current mineral resource and reserve at the Valley of the Kings. Zones at depth, to the east, west and north-east of the Valley of the Kings resource will be drilled as part of an approximately 70,000-meter drill program planned for 2019.

Areas at depth below, to the east and to the north-east of the currently defined mineral resource are considered highly prospective for additional resource expansion. Previous drilling programs indicated the continuation of high grade gold mineralization vertically below the deposit, as well as to the east. Furthermore, a re-interpretation of previous drill results indicates the presence of a repetition, through faulting, of the key stratigraphy that hosts high-grade gold mineralization in the Valley of the Kings.

Underground Exploration Drilling for Porphyry Source

In 2018, two 1,500-meter holes drilled east from the Valley of the Kings intersected Brucejack-style mineralization throughout (see news release dated June 18, 2018). Drilling demonstrated mineralization continuity between the Valley of the Kings and the Flow Dome Zone, an area approximately 1,000 meters east of the Brucejack Mine.

In addition, the drilling intersected anomalous copper and molybdenum mineralization, which coupled with mineralogical indicators, suggest proximity to porphyry-style mineralization at depth. Over the summer of 2018, a surface geophysical program along with mineral chemistry evaluation was conducted to follow-up on the successful underground exploration drilling.

The drill results, along with geophysics and mineral chemistry, are currently being integrated to refine targeting of this zone for subsequent drilling. Plans are to drill two targeted holes to further test the porphyry potential below the Flow Dome Zone.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for the Brucejack Mine grade control program and reconciliation of 2018 production along with the Brucejack Mine resource and exploration drilling, and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the QP responsible for Brucejack Mine development, and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

REGIONAL EXPLORATION

Results of the 8,000-meter regional exploration drill program conducted on the Bowser Claims confirm the presence of Brucejack style high-grade gold mineralization hosted in broad zones of low-grade stockwork. The drilling also confirmed that the property has potential to host intrusion -related copper-gold mineralization, high-level epithermal mineralization and volcanogenic massive sulphide mineralization similar to the Eskay Creek Mine. Additional drilling is being planned to further evaluate these targets in 2019.

The wholly-owned, approximately 1,200-square-kilometer Bowser Claims, located east of the Brucejack Mine, include the American Creek, Bluffy, and Koopa Zones, along with the newly discovered Upper Kirkham Zone.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the regional grass-roots exploration program, and has reviewed and approved the scientific and technical information in this MD&A related thereto.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer-term gold opportunity for our shareholders.

Our Bowser Claims border Brucejack and Snowfield to the east and are comprised of 337 claims with an area of 120,811 hectares. We continue to carry out grassroots exploration on our Bowser Claims.

FINANCIAL RESULTS

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017

Revenue	$108,596	$107,058	$454,556	$177,933

Cost of sales	72,479	80,168	303,927	125,080

Earnings from mine operations	36,117	26,890	150,629	52,853

Corporate administrative costs	6,758	5,702	15,788	18,816

Operating earnings	29,359	21,188	134,841	34,037

Interest and finance expense	(17,733)	(15,483)	(66,926)	(30,655)
Interest and finance income	950	121	2,728	527
Foreign exchange gain (loss)	(381)	521	(46)	667
Loss on financial instruments at fair value	(10,736)	(8,460)	(17,113)	(26,430)

Earnings (loss) before taxes	1,459	(2,113)	53,484	(21,854)

Current income tax expense	(750)	(1,015)	(4,196)	(1,621)
Deferred income tax (expense) recovery	2,138	408	(12,668)	7,022

Net earnings (loss) for the year	$2,847	$(2,720)	$36,620	$(16,453)

Other comprehensive earnings (loss), net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	688	-	5,543	-

Comprehensive earnings (loss) for the year	$3,535	$(2,720)	$42,163	$(16,453)

Three months ended December 31, 2018 compared to the three months ended December 31, 2017

Net earnings for the three months ended December 31, 2018 were $2,847 compared to a net loss of $2,720 for the comparable period ended December 31, 2017. The increase in net earnings was mainly attributed to an increase in earnings generated from operations offset by an increase in interest and finance expense and an increase in the loss on financial instruments at fair value. Earnings from mine operations were $36,117 for the three months ended December 31, 2018 compared to $26,890 for the three months ended December 31, 2017.

Net comprehensive earnings for the three months ended December 31, 2018 were $3,535 compared to net comprehensive loss of $2,720 for the comparable period ended December 31, 2017. The gain in fair value attributable to the change in credit risk of financial instruments designated at fair value through profit or loss (“FVTPL”) net of deferred tax in the amount of $688, was the result of a decrease in the Company’s credit risk associated with the Stream Obligation.

Revenue

The Company generated revenue of $108,596 in the fourth quarter, which included $108,311 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $285. During the comparable period in 2017, the Company generated revenue of $107,058 which included $104,794 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $594.

The Company sold 89,011 ounces of gold in the fourth quarter, at an average realized price(1) of $1,204 per ounce generating $107,161 in revenue from contracts with customers. The Company sold 82,380 ounces of silver generating $1,150 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $4,474, were included within concentrate revenue. The average London Bullion Market Association (“LBMA”) AM and PM market price over the quarter ended December 31, 2018 was $1,227 per ounce.

Cost of sales

Cost of sales for the three months ended December 31, 2018 were $72,479 or $814 per ounce of gold sold(1) compared to $80,168 or $927 per ounce of gold sold(1) in the comparable period in 2017. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces. The improvement in cost of sales per ounce of gold sold(1) is primarily the result of higher gold ounces produced.

Production costs

Production costs for the three months ended December 31, 2018 were $52,190 compared to $58,521 in the comparable period in 2017. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation. Production costs decreased due to timing of sales compared to the comparable period (movement of costs in inventory), decreases in consultants and contractors related to surface operations offset by increases in salaries and benefits. During the quarter, costs were incurred for level development at the Brucejack Mine at approximately 820 meters per month.

A majority of production costs were incurred in Canadian dollars. During the three months ended December 31, 2018, the average foreign exchange rate was C$1.3204 to $1.00.

Depreciation and depletion

Depreciation and depletion for the three months ended December 31, 2018 was $16,524 compared to $17,272 in the comparable period in 2017. The decrease in depreciation and depletion is due to timing of sales compared to the comparable period (movement of costs in inventory). The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated proven and probable reserves.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Royalties and selling costs

During the three months ended December 31, 2018, the Company incurred $3,283 (2017 – $4,120) in selling costs and $482 (2017 – $255) in royalty expense. Refer to the “Commitments” section of this MD&A. Selling costs included transportation costs which were $3,058 (2017 – $3,502). The decrease in selling costs, including transportation costs were due to a decrease in trucking costs for concentrate inventory.

Total cash cost(1) and AISC(1)

Total cash costs(1) for the three months ended December 31, 2018 were $610 per ounce sold compared to $700 per ounce sold in the comparable period in 2017. Total cash costs improved due to higher gold ounces sold in the period.

AISC(1) for the three months ended December 31, 2018 totaled $784 per ounce sold compared to $893 per ounce sold in the comparable period in 2017. AISC(1) improved due to higher gold ounces sold in the period. Sustaining capital expenditures amounted to $3,720 (including $793 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the three months ended December 31, 2018 were $6,758 compared to $5,702 in the comparable period in 2017.

Salaries and benefits for the three months ended December 31, 2018 were $3,387 compared to $2,935 in the comparable period in 2017. The increase in salaries and benefits was due to increased head count in the corporate head office.

Share-based compensation for the three months ended December 31, 2018 was $1,857 compared to $1,766 in the comparable period in 2017. The increase in share-based compensation was due to the timing of vesting for stock options and cash-settled restricted share units.

Interest and finance expense

During the three months ended December 31, 2018, the Company incurred interest and finance expense of $17,733 compared to $15,483 in the comparable period in 2017.

The Company incurred $14,352 (2017 - $13,288) in interest expense related to its $350,000 Credit Facility. The increase in interest expense related to the Credit Facility is the result of a higher loan balance during the period compared to 2017, which included accrued interest of 7.5% per annum. Interest payable associated with the Credit Facility was settled upon repayment.

The Company incurred $1,178 (2017 – nil) in interest expense related to its $480,000 Loan Facility.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Interest and finance income

During the three months ended December 31, 2018, the Company earned interest and finance income of $950 compared to $121 in the comparable period in 2017. The increase in interest and finance income was the result of a higher cash and cash equivalents balance throughout the period.

Loss on financial instruments at fair value

In September of 2015, we completed the $540,000 construction financing (the “Construction Financing”) with two lending parties. The financing was comprised of a senior secured term credit facility for $350,000 (the “Credit Facility”), a $150,000 prepayment under the callable gold and silver stream agreement (the “Stream Agreement”) pursuant to which the Company was obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000 (the “Stream Obligation”), and a private placement of our common shares for $40,000.

The Construction Financing included prepayment and term extension options on the Credit Facility, the Offtake Obligation (defined in the “Commitments” section of this MD&A) and the Stream Obligation which were recorded on our statement of financial position at fair value. During the three months ended December 31, 2018, the changes in fair value of the Offtake Obligation and Stream Obligation were a function of decreases in the gold price, decrease in market expectations of future gold prices, gold price volatility, a decrease in interest rates, a decrease in credit spread and changes to the estimated production schedule.

The change in fair value of the Offtake Obligation resulted in a loss of $3,815 (2017 – $2,474). The change in fair value of the Stream Obligation was a loss of $3,904 (2017 - $5,712); of this change in fair value on the Stream Obligation, a fair value loss of $5,277 (2017 - $5,712) was recognized in the statement of earnings (loss) and a fair value gain due to the impact of change in the Company’s credit risk of $1,373 (2017 – nil) was recognized in other comprehensive earnings (loss).

On December 18, 2018, the Company repurchased 100% of the Stream Obligation for $237,000. With the repurchase of the Stream Obligation, the volatility associated with the fair value adjustments on the Stream Obligation will no longer impact the statement of earnings (loss).

The prepayment and extension options in the Credit Facility decreased in value due to a decrease in interest rate and the passage of time resulting in a loss of $1,644 (2017 – $274). As the Credit Facility was refinanced with the Loan Facility, the volatility associated with the fair value adjustments on prepayment and extension options will no longer impact the statement of earnings (loss).

Current and deferred income taxes

The Company is subject to Canadian federal and British Columbia (“BC”) provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BC Mineral Tax, which is accounted for as an income tax. The BC Mineral Tax requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The BC Mineral Tax is calculated in CAD. As the mine has reached steady-state operations and previously unrecognized tax benefits recorded, the anticipated effective tax rate on mine operating earnings is 36.5% in future periods. Corporate administrative costs, interest and finance expense and other items will be deductible for federal and provincial income taxes only.

For the three months ended December 31, 2018, current income tax expense was $750 related to the 2% net current proceeds portion of the BC Mineral Tax compared to $1,015 in the comparable period in 2017.

For the three months ended December 31, 2018, deferred income tax recovery was $2,138 compared to $408 in the comparable period in 2017.

Year ended December 31, 2018 compared to the year ended December 31, 2017

Net earnings for the year ended December 31, 2018 were $36,620 compared to a net loss of $16,453 for the comparable period ended December 31, 2017. The increase in net earnings (loss) was mainly attributed to earnings generated from mine operations (as the Company did not have mine operations for the entire comparable period as commercial production was achieved on July 1, 2017) and a decrease in the loss on financial instruments at fair value offset by an increase in interest and finance expense and deferred income tax expense. Earnings from mine operations were $150,629 for the year ended December 31, 2018 compared to $52,853 for the comparable period ended in 2017.

Net comprehensive earnings for the year ended December 31, 2018 were $42,163 compared to net comprehensive loss of $16,453 for the comparable period ended December 31, 2017. The gain in fair value attributable to the change in credit risk of financial instruments designated at FVTPL net of deferred tax in the amount of $5,543, was the result of a decrease in the Company’s credit risk associated with the Stream Obligation.

Revenue

The Company generated revenue of $454,556 for the year ended December 31, 2018, which included $457,615 of revenue from contracts with customers less a loss on trade receivables at fair value related to provisional pricing adjustments of $3,059. The comparable data for the year ended December 31, 2017 included sales and cost of sales for only the six months ended December 31, 2017 as the mine commenced commercial production as of July 1, 2017.

The Company sold 367,428 ounces of gold in the year ended December 31, 2018, at an average realized price(1) of $1,231 per ounce generating $452,253 in revenue from contracts with customers. The Company sold 372,090 ounces of silver generating $5,362 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $17,074, were included within concentrate revenue. The average LBMA AM and PM market price over the year ended December 31, 2018 was $1,269 per ounce.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Cost of sales

Cost of sales for the year ended December 31, 2018 were $303,927 or $827 per ounce of gold sold(1). Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the year ended December 31, 2018 were $216,933. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation. During the year ended December 31, 2018, costs were incurred for level development at the Brucejack Mine at approximately 790 meters per month.

A majority of production costs were incurred in Canadian dollars. During the year ended December 31, 2018, the average foreign exchange rate was C$1.2957 to $1.00.

Depreciation and depletion

Depreciation and depletion for the year ended December 31, 2018 was $67,340. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated proven and probable reserves.

Royalties and selling costs

During the year ended December 31, 2018, the Company incurred $18,758 in selling costs and $896 in royalty expense. Selling costs included transportation costs which were $17,383.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the year ended December 31, 2018 were $623 per ounce sold. AISC(1) for the year ended December 31, 2018 totaled $764 per ounce sold. Sustaining capital expenditures amounted to $16,533 (including $3,241 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the year ended December 31, 2018 were $15,788 compared to $18,816 in the comparable period in 2017.

Salaries and benefits for the year ended December 31, 2018 were $6,026 as compared to $9,710 in the comparable period in 2017. The decrease was primarily due to $4,469 expensed in the comparable period related to the retirement allowance clause in the employment agreement executed with the Executive Chairman; refer to the “Related Party Transactions” section below. This was offset by an increase in headcount at the corporate head office.

Share-based compensation for the year ended December 31, 2018 was $4,140 compared to $4,846 in the comparable period in 2017. The decrease in share-based compensation was due to the decrease in the Company’s share price used to value cash-settled restricted share units.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Interest and finance expense

During the year ended December 31, 2018, the Company incurred interest and finance expense of $66,926 compared to $30,655 in the comparable period in 2017. All interest and finance expenses incurred prior to July 1, 2017 were capitalized as borrowing costs to the Brucejack Mine.

The Company incurred $56,834 in interest expense related to the Credit Facility. The 7.5% per annum cash interest payable associated with the Credit Facility was settled upon repayment in December 2018.

The Company incurred $7,818 in interest expense related to the convertible notes of which $2,250 was interest at a rate of 2.25% per annum and $5,568 was accretion of the convertible notes. During the year ended December 31, 2018, the Company paid interest in the amount of $2,250 to the holders of the convertible notes.

Interest and finance income

During the year ended December 31, 2018, the Company earned interest and finance income of $2,728 compared to $527 in the comparable period in 2017. The increase in interest and finance income was the result of a higher cash and cash equivalents balance throughout the period and in the comparable period, interest income earned on proceeds from the Construction Financing and convertible notes were capitalized to mineral properties, plant and equipment.

Loss on financial instruments at fair value

The Construction Financing includes prepayment and term extension options on the Credit Facility, the Offtake Obligation and the Stream Obligation which are recorded on our statement of financial position at fair value. During the year ended December 31, 2018, the changes in fair value of the Offtake Obligation and Stream Obligation were a function of decreases in the gold price, decrease in market expectations of future gold prices, gold price volatility, a decrease in interest rates, a decrease in credit spread and changes to the estimated production schedule.

The change in fair value of the Offtake Obligation resulted in a gain of $3,593 in 2018 (2017 – loss of $11,926). The change in fair value of the Stream Obligation was a loss of $12,980 (2017 - $23,000); of this change in fair value on the Stream Obligation, a fair value loss of $20,574 (2017 - $23,000) was recognized in the statement of earnings (loss) and a fair value gain due to the impact of change in the Company’s credit risk of $7,594 (2017 – nil) was recognized in other comprehensive earnings (loss).

The prepayment and extension options in the Credit Facility decreased in value due to an increase in interest rate and the passage of time, resulting in a loss of $132 (2017 – $1,624).

Current and deferred income taxes

For the year ended December 31, 2018, current income tax expense was $4,196 related to the 2% net current proceeds portion of the BC Mineral Tax compared to $1,621 in the comparable period in 2017.

During the year ended December 31, 2018, our effective tax rate was 31.5%. Excluding the effect of foreign exchange on our BC Mineral Tax pools and the benefit of the Offtake Obligation for BC Mineral Tax, our effective tax rate was 28.6%. This rate is lower than our expected steady state operations rate as a function of the recognition of previously unrecognized income tax benefits during the period. All of our previously unrecognized income tax attributes were recognized during the year. We will also continue to experience effective tax rate volatility from the CAD to USD foreign exchange on our BC Mineral Tax pools until those pools are fully utilized.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of the Company’s liquidity in the form of cash and cash equivalents and requirements to ensure it has sufficient cash to meet operational needs.

Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by the Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

Liquidity and capital resources

Debt financing

On December 18, 2018, the Company completed a $480,000 senior secured loan facility (“Loan Facility”) with a syndicate of financial institutions arranged by the Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. Pursuant to its terms, the Loan Facility is comprised of a $250,000 senior secured amortizing non-revolving credit facility (the “Term Facility”) and a $230,000 senior secured revolving credit facility (the “Revolving Facility”). The term of the Loan Facility is four years with a maturity date of December 18, 2022. The Loan Facility was fully drawn as at December 31, 2018.

The Term Facility is available by way of USD LIBOR loans, with an interest rate ranging from 2.5% to 3.5% over LIBOR based on the Company’s net leverage ratio or USD base rate loans with an interest rate ranging from 1.5% to 2.5% over the administrative agent’s base rate. The Revolving Facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans and letters of credit.

The Term Facility will be repaid in equal quarterly installments of principal in the amount of $16,667 commencing at the end of the second quarter of 2019. The Revolving Facility requires a principal repayment of $30,000 on June 18, 2019, reducing the Revolving Facility to $200,000. The remaining principal of the Revolving Facility will be repaid as a bullet payment in full on the maturity date.

The Loan Facility includes standard and customary finance terms and conditions with respect to, among others, fees, representations, warranties, and covenants which, if not met, could result in an event of default. The financial covenants under the Loan Facility include maintenance of a minimum interest coverage ratio of 4.00:1.00 and a maximum leverage ratio of 3.50:1.00, and minimum tangible net worth and liquidity thresholds. The Company is in compliance with all financial and operating covenants under the Loan Facility as at the date of this MD&A.

The Loan Facility was used to refinance the Credit Facility in the amount of $422,724. The additional funds from the Loan Facility and cash on hand generated from operating activities were used to repurchase the Stream Obligation for $237,000 and for working capital.

Based on management’s cash flow projections, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows.

Working capital(1)

Our cash and cash equivalents as at December 31, 2018 totaled $45,407, decreasing by $10,878 from $56,285 as at December 31, 2017. The decrease in cash was attributable the repurchase of the Stream Obligation offset by cash flows generated from operations of the Brucejack Mine.

The Company has a working capital(1) deficit of $48,163 as at December 31, 2018 compared a deficit of $334,409 as at December 31, 2017. Management believes future cash flows from operations and, where appropriate, selected financing sources, are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for 2019. These commitments include minor mill upgrades, which are estimated to cost less than $15,000 to support the production rate increase to 3,800 tonnes per day. With respect to medium- and longer-term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt funding, will enable the Company to meet such capital requirements.

We generated cash from operations of $197,244 for the year ended December 31, 2018 compared to $73,321 in the comparable period in 2017. For the year ended December 31, 2018, the Company delivered 371,223 ounces of gold pursuant to its Offtake Obligation. The settlement of gold ounces resulted in a decrease in the Offtake Obligation of $4,423 (2017 – $1,543) due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of inventories of $24,751 (valued at cost) and receivables and other of $18,312 offset by accounts payable and accrued liabilities of $50,672.

Inventory is comprised of $12,745 in finished metal, $11,548 in materials and supplies inventory and $458 in in-circuit inventory. Receivables and other is comprised primarily of $14,487 of trade receivables, $3,332 of prepayments and deposits and $420 of Goods and Services Tax refunds.

Accounts payable and accrued liabilities includes the employee benefit liability of $4,398 and the current portion of the restricted share unit liability of $948. Accounts payable and accrued liabilities also includes $7,158 of remaining construction related payables and holdbacks.

During the year ended December 31, 2018, the exercise of share options awards provided us with $8,353 (2017 – $13,894) of additional liquidity.

Additional sources of capital

A private placement of 227,273 flow-through common shares of the Company at a price of C$13.20 per flow-through share was completed on July 25, 2018 for total gross proceeds of approximately C$3,000. The gross proceeds from such financing were used to fund a portion of the 2018 grass-roots exploration program, which qualifies as “flow through mining expenditures” under the Income Tax Act (Canada).

A private placement of 329,000 flow-through common shares of the Company at a price of C$15.20 per flow-through share was completed in two tranches on June 30 and July 14, 2017 for total gross proceeds of $3,891 (C$5,001). The gross proceeds from such financing must be used to incur “Canadian exploration expenditures”, as defined in the Income Tax Act (Canada). As at December 31, 2018, the Company used the full amount of the gross proceeds to incur “flow through mining expenditures”, as defined in the Income Tax Act (Canada).

Cash flows

The Company’s cash flows from operating, investing and financing activities are summarized in the following table for the three months and year ended December 31, 2018:

In thousands of USD	For the three months ended		For the year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Cash flow information

Cash generated by operations	$42,886	$33,408	$197,244	$73,321
Cash used in investing activities	(2,759)	(36,392)	(27,334)	(370,501)
Cash generated by (used in) financing activities	(183,756)	6,059	(179,398)	209,036
Effect of foreign exchange rate changes on cash and cash equivalents	(1,282)	(564)	(1,390)	2,638
Change in cash and cash equivalents	$(144,911)	$2,511	$(10,878)	$(85,506)

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

The Company generated $197,244 in operating cash flows for the year ended December 31, 2018 compared to $73,321 for the comparable period in 2017. The increased cash flows generated from operations relates to the financial results from operations of the Brucejack Mine for an annual period compared to a six-month period in 2017, as the Brucejack Mine achieved commercial production on July 1, 2017.

Cash used in investing activities for the year ended December 31, 2018 was $27,334 (2017 - $370,501). For the year ended December 31, 2018, cash used in investing activities was related to sustaining capital expenditures, exploration and evaluation expenditures and the payment of construction-related payables. In the comparable period in 2017, there was a significantly higher level of activity as the Company completed payments for construction and development of the Brucejack Mine.

The Company used $179,398 in financing cash flow for the year ended December 31, 2018 (2017 – generated $209,036). For the year ended December 31, 2018, the Company closed the Loan Facility for net proceeds of $472,384 which was used to repay its Credit Facility of $422,724 (principal and accrued interest). With cash available from operating activities and with additional funds from the Loan Facility, we repurchased the Stream Obligation for $237,000. In the comparable period in 2017, the Company completed the final draw on the Credit Facility of $97,000 and completed a convertible note financing for $95,795.

SUMMARY OF ANNUAL FINANCIAL RESULTS

In thousands of USD, except per share data	For the year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Revenue	$454,556	$177,933	$-

Earnings from mine operations(1)	150,629	52,853	-

Net earnings (loss)	36,620	(16,453)	(61,212)

Net comprehensive earnings (loss)	42,163	(16,453)	(40,621)

Earnings (loss) per share - basic	0.20	(0.09)	(0.35)
Earnings (loss) per share - diluted	0.20	(0.09)	(0.35)

Total assets	1,613,418	1,671,537	1,450,436

Long-term liabilities(2)	573,659	388,558	514,835

Cash dividends	-	-	-

Cash and cash equivalents	45,407	56,285	141,791

Mineral properties, plant and equipment	1,522,919	1,564,860	1,270,457
(1)
Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(2)
Long-term liabilities do not include the current portions of the Loan Facility and Offtake Obligation in the amount of $85,961 as at December 31, 2018.

On July 1, 2017, the Company achieved commercial production at the Brucejack Mine. As a result, the Company generated revenue from the sale of gold and silver for the first time in 2017. In 2016, there was no revenue as we were in the construction phase of the Brucejack Mine.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly financial statements which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2018	2018	2018	2018	2017	2017	2017	2017
except per share data	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$108,596	$110,060	$146,478	$89,422	$107,058	$70,875	$-	$-

Earnings from mine operations(1)	$36,117	$37,608	$60,070	$16,834	$26,890	$25,963	$-	$-

Net earnings (loss)	$2,847	$10,734	$31,097	$(8,058)	$(2,720)	$(6,975)	$(2,495)	$(4,263)

Comprehensive
earnings (loss)	$3,535	$11,725	$33,023	$(6,120)	$(2,720)	$(6,975)	$(2,495)	$(4,263)

Earnings (loss) per share -
Basic	$0.01	$0.06	$0.17	$(0.04)	$(0.01)	$(0.04)	$(0.01)	$(0.03)
Diluted	$0.01	$0.06	$0.17	$(0.04)	$(0.01)	$(0.04)	$(0.01)	$(0.03)

Total assets	$1,613,418	$1,771,543	$1,731,950	$1,678,657	$1,671,537	$1,673,601	$1,649,593	$1,633,083

Long-term liabilities(2)	$573,659	$178,088	$408,597	$395,208	$388,558	$736,582	$709,269	$688,617

Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

Cash and cash equivalents	$45,407	$190,318	$142,495	$70,540	$56,285	$53,774	$55,311	$171,945

Mineral properties, plant
and equipment	$1,522,919	$1,534,908	$1,542,419	$1,556,945	$1,564,860	$1,566,889	$1,558,652	$1,435,202
(1)
Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(2)
Long-term liabilities do not include the current portions of the Loan Facility and Offtake Obligation in the amount of $85,961 as at December 31, 2018.

On July 1, 2017, the Company achieved commercial production at the Brucejack Mine. As a result, in the third quarter of 2017, the Company generated revenue from the sale of gold and silver for the first time. In the periods prior to the third quarter of 2017, there was no revenue as we were in the construction phase at the Brucejack Mine.

COMMITMENTS

The following table provides our contractual obligations as of December 31, 2018:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total

Operating activities:
Decommissioning and restoration provision	$422	$51	$-	$18,474	$18,947
Operating leases	4,571	7,649	1,462	122	13,804
Purchase commitments	5,568	-	-	-	5,568
Finance lease obligation	277	527	35	-	839

Financing activities:
Principal repayments on Loan Facility	80,000	133,333	266,667	-	480,000
Repayment of convertible notes	2,250	4,500	101,116	-	107,866
Interest payments on Loan Facility(1)	25,186	35,890	12,041	-	73,117
	$118,274	$181,950	$381,321	$18,596	$700,141
(1)
Interest payments on Loan Facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the Loan Facility.

Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of this agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR Royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR Royalty was met in December 2018. For the year ended December 31, 2018, $258 (2017 – nil) was expensed to royalties and selling costs in the statement of earnings (loss).

Commitments – Offtake Obligation

Under the offtake agreement dated September 15, 2015 entered into by the Company in connection with the Construction Financing (the “Offtake Agreement”), we are obligated to sell 100% of refined gold up to 7,067,000 ounces to the offtake counterparties (the “Offtake Obligation”). The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

Class action lawsuits

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of our shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario).

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

2013 United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “District Court”).

In January 2014, the District Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The District Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.

In June 2017, the District Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The District Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision to the United States Court of Appeals for the Second Circuit (the “Second Circuit”) on July 10, 2017. The plaintiffs’ opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiffs’ appeal was heard by the Second Circuit on March 16, 2018.

On May 1, 2018, the Second Circuit affirmed the District Court’s order dismissing the plaintiffs’ Second Amended Complaint in its entirety for failure to state a claim under the United States securities laws. The deadline for the plaintiffs to file a petition for certiorari to the United States Supreme Court passed on July 30, 2018, without the plaintiffs seeking leave to appeal. As a result, the Second Circuit’s decision affirming the District Court’s order dismissing the plaintiffs’ Second Amended Complaint is final for all purposes.

2018 United States of America Class Actions

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints have been filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine. The Company has been served with one of the two complaints. Aurico Gold Fund LP has filed a motion to consolidate the two cases, appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. The Company has retained legal counsel in connection with these matters.

The Company believes that the allegations made against it and its officers in the aforementioned complaints are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for these complaints.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our President and Chief Executive Officer (our “CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our Vice President, Operations (our “VP Ops”), our Vice President and Chief Exploration Officer (our “CExO) and our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”).

Under his employment agreement, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. During the first quarter of 2017, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000). The retirement allowance remains a current liability as at December 31, 2018. The Exec Chair is also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary, the retirement allowance and twice the target bonus.

Effective January 1, 2018, under the employment agreements, the CEO, CFO, VP Ops, CExO and EVP Corporate receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

The CEO, CFO, VP Ops, CExO and EVP Corporate are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities.

Key sources of accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2018.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2018.

Estimation uncertainty

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects requirements. The estimation of mineral reserves and resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense and measurement of the decommissioning and site restoration provision.

Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2018. IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.

Classification of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which the financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. The Company did not have any items classified as held to maturity or available for sale. Items classified as loans and receivables were recorded under IFRS 9 at amortized cost. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the financial instrument as a whole is assessed for classification.

IFRS 9 retains the existing requirements in IAS 39 for the classification of financial liabilities. Under IAS 39, all fair value changes on liabilities designated under the fair value option were recognized in earnings (loss). Under IFRS 9, those fair value changes are generally presented as follows: (i) the amount that is attributable to changes in the credit risk of the liabilities is presented in other comprehensive income (loss) (“OCI”) and (ii) the remaining amount of change in the fair value is presented in earnings (loss).

Impairment of financial assets

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss (“ECL”) model which is based on forward looking changes in credit quality since initial recognition. The ECL model requires judgment as to how changes in economic factors affect ECLs, which are determined on a probability-weighted basis.

The new impairment model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

Transition to IFRS 9

In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. On adoption of IFRS 9, there were no differences in the carrying amounts of the Company’s financial assets and financial liabilities. There was a presentation change related to changes in fair value of the Company’s stream obligation which resulted in a reclassification of $7,901 ($5,768 net of deferred tax) from deficit to accumulated other comprehensive earnings (loss) (“AOCI”) at January 1, 2018.

IFRS 9 requires the gain or loss associated with changes in the fair value of the stream be recorded in earnings (loss), except for changes in fair value attributable to changes in the credit risk of the liability, which must be presented in OCI. The liability’s credit risk is represented by the difference between the discount rate associated with the liability and the risk-free rate.

To determine the cumulative impact of changes in the credit risk of the liability upon the adoption of IFRS 9, the Company compared the fair value of the pre-payable financial liability, excluding the gold and silver embedded derivatives, with a comparable value derived by substituting the current credit risk assumption with that used by the Company in determining the fair value of the stream at inception.

As a result of an overall reduction in the Company’s credit risk since inception, the Company reclassified $7,901 ($5,768 net of deferred tax) from deficit to AOCI at January 1, 2018. As the stream obligation was repaid pursuant to its contractual terms (including the prepayment options), the remaining balance in AOCI of $307 ($225 net of deferred tax) will not reverse.

The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of financial assets and financial liabilities as at January 1, 2018.

	2017 classification under IAS 39	2018 classification under IFRS 9	2017 carrying amount under IAS 39	2018 carrying amount under IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$56,285	$56,285
Trade receivables	Loans and receivables with embedded derivatives	FVTPL	11,067	11,067
Other assets	FVTPL	FVTPL	132	132
Restricted cash	Loans and receivables	Amortized cost	5,036	5,036

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Other financial liabilities	$53,436	$53,436
Restricted share unit liability	FVTPL	FVTPL	2,730	2,730
Senior secured term credit facility	Other financial liabilities	Other financial liabilities	365,890	365,890
Offtake obligation	FVTPL	FVTPL	78,085	78,085
Stream obligation	FVTPL	FVTPL (1)	224,020	224,020
Debt portion of convertible note	Other financial liabilities	Other financial liabilities	76,582	76,582
(1)
The fair value changes associated with the Stream Obligation attributable to the changes in the credit risk is presented in OCI and the remaining amount of the change in the fair value is presented in earnings (loss).

NEW ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2018 and 2017. New accounting policies adopted during the period related to the Company’s adoption of IFRS 9.

Financial instruments

The following accounting policies reflect the Company’s adoption of IFRS 9 effective January 1, 2018. For the 2017 year the Company applied policies based on IAS 39. The effects of the transition from IAS 39 to IFRS 9 are described in the ”Changes in Accounting Policies” section of this MD&A.

Financial assets – Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or FVOCI. The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in earnings (loss) or OCI. For investments in debt instruments, this will depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Company reclassifies debt investments when and only when its business model for managing those assets changes.

Financial assets – Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in earnings (loss).

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

●
Amortized cost – Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings (loss) when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance income using the effective interest rate method.

●
FVOCI – Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in earnings (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings (loss) and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance (expense) income using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange (loss) gain and impairment expenses in other expenses.

●
FVTPL – Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings (loss) and presented net in the statement of earnings (loss) within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in loss on financial instruments at fair value in the statement of earnings (loss) as applicable.

Impairment of financial assets

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology depends on whether there has been a significant increase in credit risk.

Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Restricted cash is held at major financial institutions as collateral for reclamation and surety bonds. Cash and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

Receivables and other

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue.

Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the Credit Facility and the Loan Facility are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivatives

Derivative instruments, including embedded derivatives in financial liabilities or non-financial contracts, such as the offtake obligation and Stream Obligation are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Stream Obligation

The Company has determined the Stream Obligation was in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company elected to classify and measure the entire hybrid Stream Obligation as a financial liability carried at fair value with changes in fair value recorded through earnings (loss). IFRS 9 requires the gain or loss associated with changes in the fair value of the Stream Obligation be recorded in earnings (loss), except for changes in fair value attributable to changes in the credit risk of the liability, which must be presented in OCI. The liability’s credit risk is represented by the difference between the discount rate associated with the liability and the risk-free rate.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standards and recent pronouncements were disclosed in Note 5 of the audited consolidated financial statements for the years ended December 31, 2018 and 2017. The following new standard is expected to have an effect on the consolidated financial statements:

IFRS 16, Leases (“IFRS 16”)

IFRS 16 addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019 and must be applied retrospectively, subject to certain practical expedients, using either a full retrospective approach or a modified retrospective approach.

The Company is party to various leases as part of its mining operations. All leases will be recorded on the statement of financial position, except short-term leases and leases of low-value items. This is expected to result in a material increase to both assets (right of use) and liabilities (lease obligations) upon adoption of the standard, and changes to the timing of recognition and classification of expenses associated with such lease arrangements. The Company anticipates an increase in depreciation and depletion expense and interest and finance expense, and a decrease in operating expenses. The Company also anticipates an increase in cash flow from operating activities as lease payments will be recorded as financing outflows in the statement of cash flows.

The Company intends to adopt the modified retrospective approach and not restate balances for the comparative period. The Company has completed its review of all existing operating leases and service contracts to identify contracts in scope for IFRS 16 and assessed contracts for embedded leases. The Company is still in the process of evaluating its lease conclusions and the quantitative impact of the adoption.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other and restricted cash.

Cash and cash equivalents and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue.

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include the restricted share unit liability and deferred share unit liability, the debt portion of the convertible notes and debt instruments including the Loan Facility and the Offtake Obligation.

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the Loan Facility are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transactions costs. Subsequent to initial recognition, these financial liabilities are held at amortized cost using the effective interest method.

The restricted share unit liability and deferred share unit liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Derivative instruments, including embedded derivatives, such as the Offtake Obligation are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial risk management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is as follows:

Market risk

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD. The Company has not hedged its exposure to currency fluctuations at this time.

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is subject to interest rate risk with respect to its Loan Facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuates based on market conditions.

The Company is also subject to interest rate risk with respect to the fair value of the Offtake Obligation which is accounted for at FVTPL.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are the trade receivables and the Offtake Obligation (a derivative liability).

Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time as it is not permitted to hedge under the terms of the Offtake Agreement.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables, tax receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

We are exposed to credit risk through our trade receivables, which are principally with internationally recognized counterparties. The Company sells its gold and silver to its lenders, refineries located in Canada and the United States and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates its counterparties in which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly, and we try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

There have been no significant events after the reporting date.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Cost of sales per ounce of gold sold

The Company reports cost of sales on a gold ounce sold basis. Management uses this metric as a tool to monitor total operating cost performance which includes non-cash items such as depreciation and depletion and site share-based compensation.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)

Gold ounces sold	89,011	86,514	367,428	141,927
Cost of sales per ounce sold reconciliation
Cost of sales	$72,479	$80,168	$303,927	$125,080
Cost of sales per ounce of gold sold	$814	$927	$827	$881
(1)
Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

Total cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain readers can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)

Gold ounces sold	89,011	86,514	367,428	141,927
Total cash costs reconciliation
Cost of sales	$72,479	$80,168	$303,927	$125,080
Less: Depreciation and depletion	(16,524)	(17,272)	(67,340)	(25,378)
Less: Site share-based compensation	(523)	(703)	(2,332)	(827)
Less: Silver revenue	(1,150)	(1,670)	(5,362)	(1,994)
Total cash costs	$54,282	$60,523	$228,893	$96,881
Total cash costs per ounce of gold sold	$610	$700	$623	$683
(1)
Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Effective January 1, 2019, the Company will adopted the WGC’s revised definition for AISC which will include cash payments from sustaining leases to account for the adoption of IFRS 16, Leases.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)

Gold ounces sold	89,011	86,514	367,428	141,927

All-in sustaining costs reconciliation
Total cash costs	$54,282	$60,523	$228,893	$96,881
Sustaining capital expenditures (2)	3,720	4,533	16,533	8,059
Accretion on decommissioning and restoration provision	136	137	568	283
Treatment and refinery charges	4,410	5,705	16,797	6,749
Site share-based compensation	523	703	2,332	827
Corporate administrative costs (3)	6,728	5,669	15,662	8,153
Total all-in sustaining costs	$69,799	$77,270	$280,785	$120,952
All-in sustaining costs per ounce of gold sold	$784	$893	$764	$852
(1)
Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.
(2)
Sustaining capital expenditures includes deferred development costs.
(3)
Includes the sum of corporate administrative costs per the statement of earnings (loss) and comprehensive earnings (loss), excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and readers to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)

Revenue from contracts with customers(2)	$108,311	$106,464	$457,615	$177,787
Less: Silver revenue	(1,150)	(1,670)	(5,362)	(1,994)
Gold revenue(3)	$107,161	$104,794	$452,253	$175,793
Gold ounces sold	89,011	86,514	367,428	141,927
Average realized price	$1,204	$1,211	$1,231	$1,239
Less: Total cash costs per ounce of gold sold	(610)	(700)	(623)	(683)
Average realized cash margin per ounce of gold sold	$594	$511	$608	$556
(1)
Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.
(2)
Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $4,474 (2017 – $5,704) and $17,074 (2017 – $6,748) for the three months and year ended December 31, 2018, respectively. The portion of these treatment costs and refinery charges related to gold concentrate sales were $4,410 (2017 – $5,597) and $16,797 (2017 - $6,623) for the three months and year ended December 31, 2018, respectively.
(3)
Gold revenue excludes the gain (loss) on trade receivables at fair value related to provisional pricing adjustments in the amount of a gain of $285 (2017 – $594) and a loss of $3,059 (2017 – gain of $146) for the three months and year ended December 31, 2018, respectively.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and readers to measure the underlying operating performance of the Company. Presenting these measures helps management and readers evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: loss on financial instruments at fair value, amortization of discount on Credit Facility, amortization of Loan Facility transaction costs, accretion on convertible notes, impairment provisions and reversals and deferred income tax expense (recovery). Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per share data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Basic weighted average shares outstanding	183,708,408	181,994,244	182,905,004	181,208,295

Adjusted earnings and adjusted basic earnings per share reconciliation

Net earnings (loss) for the period	$2,847	$(2,720)	$36,620	$(16,453)
Adjusted for:
Loss on financial instruments at fair value	10,736	8,460	17,113	26,430
Amortization of discount on Credit Facility	7,234	6,007	27,285	11,664
Amortization of Loan Facility transaction costs	95	-	95	-
Accretion on convertible notes	1,403	1,403	5,568	2,807
Deferred income tax expense (recovery)	(2,138)	(408)	12,668	(7,022)
Adjusted earnings	$20,177	$12,742	$99,349	$17,426
Adjusted basic earnings per share	$0.11	$0.07	$0.54	$0.10

Earnings from mine operations

Earnings from mine operations provides useful information to management and readers as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gain (loss), loss on financial instruments at fair value, interest and finance income and expense and taxation.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD	For the three months ended		For the year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)

Revenue	$108,596	$107,058	$454,556	$177,933
Cost of sales	72,479	80,168	303,927	125,080
Earnings from mine operations	$36,117	$26,890	$150,629	$52,853
(1)
Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

Working capital

Working capital is defined as current assets less current liabilities and provides useful information to management and readers about liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

In thousand of USD	December 31, 2018	December 31, 2017

Current assets	$88,470	$101,509
Current liabilities(1)	136,633	435,918
Working capital deficit	$(48,163)	$(334,409)
(1)
As at December 31, 2018, current liabilities includes the current portion of the Loan Facility and Offtake Obligation in the amount of $85,961. In the comparable period in 2017, current liabilities includes the current portion of the Credit Facility and Offtake Obligation in the amount of $374,966.

OUTSTANDING SHARE DATA

As at February 14, 2019, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	184,188,091			-
Stock options	4,537,919	$5.85 - $15.17	CAD	2.48
Convertible notes	6,250,000	$16.00	USD	3.08
Restricted share units(1)	739,080		CAD	2.35
Performance share units(1)	166,085		CAD	2.38
	195,881,175
(1)
The Company may settle restricted share units (“RSUs”) and performance share units (“PSUs”) in cash or common shares of the Company, on a basis of one common share for each one RSU or PSU, as applicable.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Internal control over financial reporting

Management, with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

Management with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as at December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013). Based upon the results of that assessment as at December 31, 2018, management concluded that our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2018, has been audited by PricewaterhouseCoopers LLP, who also audited our consolidated financial statements for the years ended December 31, 2018 and 2017, as stated in its report which appears in such consolidated financial statements.

There were no changes in internal controls over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Disclosure controls and procedures

Management, with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based upon the results of that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company is accumulated and communicated to management (particularly during the period in which the Company’s annual filings are being prepared) to allow timely decisions regarding required disclosure, and that the information disclosed by us in the reports that we file is appropriately recorded, processed, summarized and reported within the time period specified in applicable securities legislation.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A, those identified in our Annual Information Form dated March 28, 2018 and filed in Canada on SEDAR, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov, as modified herein, and those set out in our Annual Information Form and Form 40-F for the year ended December 31, 2018, once filed with the applicable securities regulatory authorities. You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

Our indebtedness may adversely affect our cash flow and our ability to operate our business.

We have a substantial amount of indebtedness as a result of entering into the credit agreement under the Loan Facility (the “Credit Agreement”). As a result of this indebtedness, we are required to use a portion of our cash flow to service principal and interest on our debt. In addition, in order to fund our debt service obligations and to pay amounts due on the convertible notes, we will require significant amounts of cash. Our indebtedness could have adverse consequences on our business, including: limiting our ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; having to dedicate a portion of our cash flows from future mining operations, if any, to the payment of interest on its indebtedness and not having such cash flows available for other purposes; exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing us at a competitive disadvantage compared to competitors that have less debt or greater financial resources; making us vulnerable in a downturn in general economic conditions; and preventing our ability to make expenditures that are important to our growth and strategies.

Our ability to meet our debt service requirements will depend on our ability to generate cash from mining activities or the issuance of additional equity or debt securities. There can be no assurance that we will generate cash flow in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs. If the cash generated from mining activities is insufficient to meet the obligations to pay interest and principal under the Credit Agreement, the lenders may exercise their rights under the security arrangements of the Credit Agreement, which could result in a loss or substantial reduction in the value of our principal assets. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt.

Our future performance will be affected by a range of economic, competitive, governmental, operating and other business factors, many of which cannot be controlled, such as general economic and financial conditions in the industry or the economy at large. A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on the business, financial condition or results of operations, as well as our ability to service our debt and other obligations. If we are unable to service our indebtedness or fulfil our other obligations under the Credit Agreement, we will be forced to adopt an alternative strategy that may be less attractive to us and include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing indebtedness or seeking equity capital. In addition, any failure to make scheduled payments of interest and principal on outstanding indebtedness is likely to result in a reduction of credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.

We may be unable to satisfy our commitments under the Offtake Agreement and failure to do so may have a material and adverse effect on the Company.

Our ability to make deliveries under the Offtake Agreement is dependent on our ability to maintain steady-state production at the Brucejack Mine, as well as the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control.

If our cash flows and capital resources are insufficient, our liquidity may be adversely impacted and we could be forced to reduce or delay investment and capital expenditures or to dispose of material assets or operations, or seek additional debt or equity capital. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our delivery obligations under the Offtake Agreement. Failure to otherwise fulfill our commitments under the Offtake Agreement could result in adverse impacts on our business.

If metal prices improve over time, the Offtake Agreement may reduce our ability to sell our resources later at higher market prices due to our obligations under these agreements.

The Offtake Agreement and Credit Agreement contain restrictive covenants that will limit our ability to operate our business.

The restrictive covenants contained in the Offtake Agreement and Credit Agreement could have adverse consequences on our business, including: limiting our ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; limiting our ability to adjust to changing market conditions; making us vulnerable in a downturn in general economic conditions; and making us unable to make expenditures that are important to our growth and strategies. The restrictive covenants contained in the Offtake Agreement and Credit Agreement will limit our operating flexibility and could prevent us from taking advantage of business opportunities. Our failure to comply with these covenants may result in an event of default. If such event of default is not cured or waived, we may suffer adverse effects on our operations, business or financial condition.

If our counterparties to the Credit Agreement and Offtake Agreement default on their contractual obligations the Company may be materially and adversely affected.

If a counterparty does not meet its contractual obligations under the Credit Agreement or Offtake Agreement, or if they become insolvent, our future operating results may be materially adversely impacted. Pursuant to the Offtake Agreement, we have agreed to sell refined precious metals to our offtake counterparties. If such offtake counterparties do not meet their respective obligations under the Offtake Agreement or our lenders do not meet their respective obligations under the Credit Agreement, this could have a material and adverse impact on our operations and our financial situation.

Mine production transportation and refining risk

Gold doré and mineral concentrates containing combinations of silver and gold are produced at the Company’s Brucejack Mine and transported to foreign smelters. This type of process involves certain environmental and financial risks. The Company could be subject to potential significant increases in transportation charges and treatment and refining charges. Transportation of such doré and mineral concentrates is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, criminal activities, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. The Company could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond its control, which in both cases could have a material adverse effect on its operations and financial situation. There is no assurance that smelting, refining or transportation contracts for the Brucejack Mine’s production will be entered into and/or renewed on acceptable terms or that the counterparties to such contracts will meet their respective obligations thereunder. If the Company is unable to effectively process and refine its gold doré and mineral concentrates on acceptable terms or if the counterparties to its smelting, refining and transportation contracts fail to meet their respective obligations thereunder, its operations and financial situation could be materially adversely impacted.

Reputational risk

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The Company places a great emphasis on protecting its image and reputation, but it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on its operations and our financial situation.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; expected financial results and the expected grade of gold produced; the rate of production of the Brucejack Mine, including the ramp-up of the Brucejack Mine to 3,800 tonnes per day and the capital upgrades, estimated capital expenditures and an updated mine plan in connection therewith, and a timeline therefor; payment of operating and debt obligations and requirements including timing and source of funds; our planned mining, exploration and development activities and the costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; our operational strategy; capital and operating cost estimates and timing thereof; production and processing estimates; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of mineral reserves and resources including the 2016 Brucejack Mineral Resource Estimate Update and the 2016 Brucejack Mineral Reserve Estimate; the updates to our mineral reserves and mineral resources estimates and our life of mine grade and life of mine plan for the Brucejack Mine and the anticipated timing thereof; realization of mineral reserve and resource estimates; further development of our Brucejack Mine and timing thereof; results of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; and statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

●
uncertainty as to the outcome of legal proceedings;
●
the effect of indebtedness on cash flow and business operations;
●
our ability to satisfy commitments under the Offtake Agreement;
●
the effect of restrictive covenants in the credit agreement for the Loan Facility and the Offtake Agreement;
●
assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;
●
our production estimates, including the accuracy thereof;
●
our ability to generate operating revenues in the future;
●
our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;
●
dependency on the Brucejack Mine for our future operating revenue;
●
the accuracy of our resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;
●
uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources;
●
our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire mineral reserves for production;
●
commodity price fluctuations, including gold price volatility;
●
our history of negative operating cash flow, incurred losses and accumulated deficit;
●
failure of counterparties to perform their contractual obligations;
●
general economic conditions;
●
the inherent risk in the mining industry;
●
the commercial viability of our current and any acquired mineral rights;
●
availability of suitable infrastructure or damage to existing infrastructure;
●
maintaining satisfactory labour relations with employees and contractors;

●
significant governmental regulations, including environmental regulations;
●
non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;
●
increased costs and restrictions on operations due to compliance with environmental laws and regulations;
●
compliance with emerging climate change regulation;
●
uncertainties relating to additional claims and legal proceedings;
●
adequate internal controls over financial reporting;
●
potential opposition from non-governmental organizations;
●
uncertainty regarding unsettled First Nations rights and title in British Columbia;
●
uncertainties related to title to our mineral properties and surface rights;
●
land reclamation requirements;
●
our ability to identify and successfully integrate any material properties we acquire;
●
currency fluctuations;
●
competition in the mining industry for properties, qualified personnel and management;
●
our ability to attract and retain qualified management;
●
some of our directors’ and officers’ involvement with other natural resource companies;
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potential inability to attract development partners or our ability to identify attractive acquisitions;
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compliance with foreign corrupt practices regulations and anti-bribery laws;
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certain actions under U.S. federal securities laws may be unenforceable;
●
changes to relevant legislation, accounting practices or increasing insurance costs;
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our anti-takeover provisions could discourage potentially beneficial third party takeover offers;
●
significant growth could place a strain on our management systems;
●
share ownership by our significant shareholders and their ability to influence our governance;
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mine production transportation and refining risk;
●
future sales or issuances of our debt or equity securities;
●
the trading price of our common shares is subject to volatility due to market conditions;
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future issuances of equity securities or sales by existing shareholders which may cause the price of our securities to fall;
●
we do not intend to pay dividends in the near future;
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failure to comply with certain terms of the convertible notes;
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risks related to ensuring the security and safety of information systems, including cyber security risks; and
●
reputational risk.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements involve statements about the future and are inherently uncertain, and our actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and those set out in our Annual Information Form and From 40-F, each dated March 28, 2018, for the year ended December 31, 2017 and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in other applicable Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.